Gary H. Pilnick
Senior Vice President
General Counsel
Corporate Development and Secretary
December 21, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Kellogg Company
Definitive Proxy Statement on Schedule 14A
Filed on March 19, 2007
File No. 001-04171
Ladies and Gentlemen:
     As Senior Vice President, General Counsel, Corporate Development and Secretary of Kellogg Company (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated December 7, 2007, containing additional comments on the above-referenced filing. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). As noted in the Company’s responses below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comments in the Company’s future filings with the Commission, if appropriate given the then current facts and circumstances.
Our Compensation Methodology, page 18
1.	We note the responsive disclosure to prior comment 3. You state that the “Committee utilizes an industry survey prepared by Hewitt & Associates to help determine the appropriate level of benefits. The industry survey contains detailed retirement income benefit practices for a broad-based group of consumer products companies extending beyond Kellogg’s compensation peer group.” Consistent with Item 402(b)(2)(xiv) of Regulation S-K, please identify those companies comprising the “broad-based group of consumer products companies.”

Securities and Exchange Commission
December 21, 2007

Response: To address the Staff’s additional comment and prior comment 3, the Company will provide in future filings the following revised and supplemental disclosure:

“The NEOs participate in the same plans as all U.S. salaried employees. NEOs are eligible to receive market-based benefits when they retire from Kellogg. The Committee utilizes an industry survey prepared by Hewitt & Associates to help determine the appropriate level of benefits. The industry survey contains detailed retirement income benefit practices for a broad-based group of consumer products companies, which includes Kellogg, the companies in our compensation peer group (other than The Coca-Cola Co.) and the following additional consumer products companies: Armstrong World Industries, Inc., The Gillette Company, S.C. Johnson Consumer Products, L’Oreal USA, Inc., Nestle USA, Inc., Pfizer, Inc., R. J. Reynolds Tobacco Company and Unilever United States, Inc. Rather than commissioning a customized survey, the Committee uses the same survey used by Kellogg to set these benefits for all U.S. salaried employees. Since our NEOs participate in the same plans (with exceptions noted) as all of our U.S. salaried employees, the industry survey is a cost-effective way to set these benefits. Based on the industry survey, the Committee targets the median retirement income replacement among similarly situated executives. The targeted amount of the total retirement benefits is provided through a combination of qualified and non-qualified defined contribution plans and qualified and non-qualified defined benefit plans.”
Annual Incentives, page 21
2.	We note your response to our prior comments 8 and 9, and we reissue the comments with respect to the targets for 2006. Please also note this comment applies to your response to our prior comment 7, as it concerns the targets. You state that you use corporate and individual performance targets and goals in setting annual incentives. You do not provide adequate analysis explaining the basis for believing that the disclosure of the targets will result in competitive harm. You state that if the targets are disclosed, “such information could be utilized by the Company’s competitors for their strategic planning and business decision-making.” However, it appears that any information, including publicly available information, could have that effect and, therefore, that the targets and goals you seek to omit could be no more harmful than the publicly available information. Please disclose the targets or supplementally provide a more detailed analysis of the basis for competitive harm.

Response: The objective measures, such as internal operating profit, internal net sales and cash flow, established for Section 162(m) purposes within the first 90 days of the fiscal year for both the AIP and EPP are based on forward-looking financial metrics contained in the Company’s confidential operating plan (collectively, the “Confidential Targets”). For the reasons set forth below, the Company believes that disclosure of these

Securities and Exchange Commission
December 21, 2007

Confidential Targets would be detrimental and cause substantial harm to the Company and consequently its shareowners.

Statutory Provisions and Legal Interpretation of Commercial or Financial Information

The Commission is authorized and has adopted regulations to afford confidential treatment to any information that would be exempt from mandatory disclosure under the Freedom of Information Act (“FOIA”). Exemption 4 of the FOIA exempts from the class of materials which public agencies must publicly disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. §552(b)(4) (1977). Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary or other commercially valuable information to the government and the interests of the government in receiving continued access to such data.

The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information.” See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The terms “commercial or financial information” found in Exemption 4 of the FOIA will be used in this letter as they have been defined in court decisions. The United States Court of Appeals for the District of Columbia has held that these terms should be given their ordinary meanings, and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential).

Securities and Exchange Commission
December 21, 2007

Analysis Regarding Confidential Targets

The Company respectfully submits that the Confidential Targets constitute confidential commercial or financial information of significant competitive value, and therefore the information may properly be withheld from public access under Exemption 4 of the FOIA and the Securities Exchange Act of 1934. The Confidential Targets should be afforded confidential treatment for the reasons set forth below.

The food industry and the market in which the Company competes is highly competitive, and disclosure of the Confidential Targets could undermine the Company’s competitive position.

The Confidential Targets should be afforded confidential treatment for the following reasons. First, the Company’s business is highly competitive and is characterized by intense competition on a national and international basis. There are several competitors, some of whom have greater financial resources than the Company, in each product market served by the Company. Disclosure of the Confidential Targets would provide current or future competitors with important insights into forward-looking financial metrics from the Company’s confidential operating plan and would expose the Company to substantial harm from competitors in a variety of ways. By gaining knowledge of the Company’s goals with respect to sales, profits and other areas, competitors would be able to use this information to make strategic decisions about how best to compete with the Company. In particular, competitors could use such information to strategically underbid the Company’s pricing, to focus resources on customers or products targeted by the Company for expansion and to compete with the Company for acquisition opportunities. In determining what constitutes competitive harm, courts have given great latitude to arguments presented. The Company respectfully submits that in Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 511 (D. Kan. 1984), the court stated that “[t]he kind of substantial competitive harm that is likely to result is that the disclosure... would enable competitors to gain otherwise confidential information about [its] financial situation.” See also, e.g., Board of Trade v. CFTC, 627 F.2d 392 (D.C. Cir. 1980); Braintree Electric Light Dept. v. DOE, 494 F. Supp. 287 (D.C.D.C. 1980); and Burroughs Corp. v. Brown, 501 F. Supp. 375 (E.D. Va. 1980), aff’d, 654 F.2d 294 (4th Cir. 1981).

Second, because the market in which the Company competes for talent is highly competitive, the Confidential Targets would be used by the Company’s compensation peer group and/or executive recruiters to offer competing employment packages to executives of the Company. The Company believes that the disclosure of the Confidential Targets would place the Company at a significant competitive disadvantage for executive talent and that the loss of key executives would harm the Company and its shareowners.

Securities and Exchange Commission
December 21, 2007

Finally, since the performance period for EPP has not been completed by the time the Company is required to file its proxy statement relating to prior year executive compensation, the Confidential Targets reflect confidential financial projections over a multi-year period (usually three years). The disclosure of forward-looking financial metrics that are designed to focus senior management on achieving critical multi-year operational goals in the Company’s confidential operating plan would provide its competitors (both in the industry and for talent) with valuable knowledge of the Company’s business strategy and would likely result in competitive disadvantage. Even though the performance period for AIP is usually one year, the Company has similar concerns because (1) often the financial metrics used for EPP and AIP are the same or substantially similar (however, EPP targets are usually compounded over a three year period rather than a one year period) and (2) the disclosure of forward-looking financial targets, even after the performance period is over, would allow competitors, financial analysts, shareowners and potential investors to develop trend information about the Company to its detriment.

Public disclosure of the Confidential Targets is not necessary to protect the public.

Confidential treatment is not requested for the material terms of AIP and EPP taken as a whole. In fact, as discussed in the Company’s prior response letter to the Staff dated November 6, 2007, the Company is planning in the future to provide expanded analysis regarding AIP and EPP and the awards thereunder. Furthermore, the terms for which confidential treatment is requested is as narrowly tailored and circumscribed as possible, and substantially all of the other terms of AIP and EPP would otherwise be available for public review. The Confidential Targets are not the type of information that is normally released to the public by the Company, because the Confidential Targets contain commercially sensitive information which would be a benefit to competitors (both in the industry and for talent) and executive recruiters. The Company believes that the information about AIP and EPP disclosed (or to be disclosed in the future as discussed in the Company’s earlier response letter to the Staff) is sufficient, taken together with the other information in the Company’s proxy statement and other public filings, to enable shareowners and potential investors to reasonably evaluate the Company’s executive compensation program and decisions (especially with respect to AIP and EPP) and make a decision as to whether to invest or trade in the Company’s securities. In the Company’s view, the Confidential Targets would not provide shareowners and investors with a more fulsome understanding of the operation of AIP or EPP or the range of payouts under such plans. Accordingly, the Company believes that this request to keep the Confidential Targets confidential strikes the appropriate balance between the interests of the Company and the public and that disclosure of the Confidential Targets to the public is not necessary to assure adequate public information about AIP and EPP. Conversely, disclosure of the Confidential Targets may in fact be detrimental to the interests of

Securities and Exchange Commission
December 21, 2007

shareowners and prospective investors since, as discussed above, third parties may be able to use this information to gain an unfair advantage over the Company in manufacturing or marketing competitive products, soliciting away our talent and otherwise utilizing the information to their competitive advantage.

Confidential Targets Not Otherwise Available

To the best of the Company’s knowledge, (1) the Confidential Targets are not available publicly, nor is it possible to determine the Confidential Targets from publicly available sources, (2) the Company has made every effort not to publicly disclose the Confidential Targets and (3) access to Confidential Targets has been restricted to those persons that either have been instructed to keep such information confidential or are under a duty to keep such information confidential. It is highly unlikely, therefore, that the Confidential Targets will become public knowledge unless the Commission requires the disclosure of the Confidential Targets.

Conclusion

The Company believes it fulfills the requirements of Exemption 4 by establishing that the commercial or financial information contained in the Confidential Targets is not usually released to the public, that the Company is in actual competition with others in its business and for talent, and that the Company and consequently its shareowners will likely incur substantial injury as a result of the disclosure of the Confidential Targets.
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Securities and Exchange Commission
December 21, 2007

     I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 961-2190 or via facsimile at (269) 565-1266.

Sincerely,
/s/ Gary H. Pilnick
Gary H. Pilnick
Senior Vice President, General Counsel, Corporate Development and Secretary

cc:	John L. Zabriskie, Ph.D.
Chair, Compensation Committee of the Board of Directors of Kellogg Company

A. D. David Mackay
President and Chief Executive Officer, Kellogg Company

Kathleen Wilson—Thompson
Senior Vice President — Global Human Resources, Kellogg Company

Miles Meyer
Vice President — International and HR Operations, Kellogg Company

Keith S. Crow, P.C. and Robert M. Hayward
Kirkland & Ellis LLP